Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Shareholder Meeting to Be Held on May 7, 2015.

MARKIT LTD.

Meeting Information

Meeting Type:           Annual General Meeting

For holders as of:      March 13, 2015

Date:  May 7, 2015            Time:  9:00 AM GMT

Location:   Ashurst LLP, Broadwalk House

   5 Appold Street

   London, EC2A 2HA

   United Kingdom

You are receiving this communication because you hold shares in the company named above.

MARKIT LTD. 4TH FLOOR, ROPEMAKER PLACE 25 ROPEMAKER STREET LONDON, EC2Y 9LY UNITED KINGDOM	This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.

—  Before You Vote  —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. 20F                    2. Proxy Statement                        3. Annual review

How to View Online:

Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET:        www.proxyvote.com

2) BY TELEPHONE:   1-800-579-1639

3) BY E-MAIL*:           sendmaterial@proxyvote.com

*	If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 23, 2015 to facilitate timely delivery.

—  How To Vote  —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items
The Board of Directors recommends you vote FOR the following:

1.	Election of Directors

Nominees:

01) Dinyar S. Devitre
02) Robert P. Kelly
03) Dr. Cheng Chih Sung

The Board of Directors recommends you vote FOR proposal:

2.	To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorise the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors.

NOTE: In their discretion, the proxies are authorized to transact other such business as may properly come before the Meeting or any adjournment thereof.